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                    December 19, 2023

       Thomas D. Robertson
       Chief Financial Officer
       Rocky Brands, Inc.
       39 East Canal Street
       Nelsonville , Ohio 45764

                                                        Re: Rocky Brands, Inc.
                                                            Form 10-K for the
Year Ended December 31, 2022
                                                            File No. 001-34382

       Dear Thomas D. Robertson:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                    Sincerely,


                    Division of Corporation Finance

                    Office of Manufacturing